

Hojung Kim · 2nd
CEO at gathr (We're Raising!)
Talks about #community, #equitable, #connection, #loneliness, and #socialmedia
Madison, Wisconsin, United States · Contact info
1,074 followers · 500+ connections

 1 mutual connection: Cody Kennedy



 gathr: superpowered social events

 University of Chicago

Experience


Chief Executive Officer
gathr: superpowered social events · Full-time
Jan 2018 - Present · 4 yrs 3 mos

Education


University of Chicago
Bachelor of Arts - BA, Public Policy Analysis